Exhibit 99.1

Coastal.com Receives Final Court Approval
for Acquisition by Essilor International

VANCOUVER, British Columbia — April 23, 2014 — Coastal Contacts Inc. (“Coastal.com” or “the Company”)  (NASDAQ: COA; TSX: COA) announced today that the British Columbia Supreme Court has issued a final order approving the statutory plan of arrangement under which Essilor International (Compagnie Générale d’Optique), S.A. (“Essilor”) will indirectly acquire all of the issued and outstanding common shares of Coastal.com for a purchase price of CAD$12.45 per share (the “Transaction”).

The Transaction was approved by approximately 100% of the votes cast by Coastal.com’s shareholders, including by approximately 100% of the votes cast by shareholders excluding the votes attached to shares owned by certain executive officers as required under applicable securities laws, at an annual general and special meeting held on April 16, 2014.  Subject to receipt of Competition Act approval and the satisfaction or waiver of customary closing conditions, the Transaction is expected to close by the end of April 2014.

About Essilor

The world’s leading ophthalmic optics company, Essilor designs, manufactures and markets a wide range of lenses to improve and protect eyesight. Its corporate mission is to enable everyone around the world to access lenses that meet his or her unique vision requirements. To support this mission, the Company allocates more than €150 million to research and innovation every year, in a commitment to continuously bring new, more effective products to market. Essilor’s flagship brands are Varilux®, Crizal®, Definity®, Xperio®, OptifogTM, Foster Grant®, Bolon® and Costa®. It also develops and markets equipment, instruments and services for eyecare professionals.

Essilor reported consolidated revenue of over €5 billion in 2013 and employs more than 55,000 people. It operates in some 100 countries with 28 plants, more than 450 prescription laboratories and edging facilities, as well as several research and development centers around the world. For more information, please visit www.essilor.com.

The Essilor share trades on the NYSE Euronext Paris market and is included in the Euro Stoxx 50 and CAC 40 indices.

Codes and symbols: ISIN: FR0000121667; Reuters: ESSI.PA; Bloomberg: EI:FP.

About Coastal.com

Coastal.com is a leading manufacturer and online retailer of eyewear products offered through a family of world class websites.  Established in 2000, the Coastal.com family of brands offers an extensive, in stock selection of prescription eyewear, contact lenses and sunglasses.  Coastal.com’s vision is to make the process simple, either on-line or at one of our retail showrooms, so our customers can see everything life has to offer.  For more information about Coastal.com, please visit www.coastal.com.

Contacts

Terry Vanderkruyk

Chief Corporate Development Officer

Coastal.com

(604) 676-4498

terryv@coastal.com

or

Liolios Group, Inc.

Scott Liolios or Cody Slach

(949) 574-3860

COA@liolios.com

Cautionary Note Regarding Forward-Looking Statements

All statements made in this news release which are not current statements or historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” as defined in Section 27A of the United States Securities Act of 1933, Section 21E of the United States Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should”, “likely”, “potential”, “continue”, “project”, “forecast”, “prospects”, and similar expressions typically are used to identify forward-looking information and statements.

Forward-looking information and statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the Transaction, Coastal.com’s business and the industry and markets in which it operates.  Forward-looking information and statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. You are cautioned that forward-looking information and statements are subject to a number of known and unknown risks, uncertainties and other factors, many of which are beyond Coastal.com’s control that could cause Coastal.com’s actual future results or performance to be materially different from those that are disclosed in or implied by the forward-looking information. These factors include, but are not limited to, risks and uncertainties associated with the timely receipt of regulatory approvals in connection with the Transaction; changes in the market; potential downturns in economic conditions; consumer credit risk; Coastal.com’s ability to implement its business strategies; competition from traditional and online retailers; limited suppliers; limited availability of inventory; disruption in Coastal’s distribution facilities; mergers and acquisitions; foreign currency exchange rate fluctuations; regulatory requirements;  demand for contact lenses, eyeglasses and related vision care products; the risk that Coastal.com will not be successful in defending against litigation; dependence on the Internet; and the other risks detailed in Coastal.com’s filings with the Canadian securities regulatory authorities.

You should not place undue reliance on forward-looking information and statements which are qualified in their entirety by this cautionary note. Forward-looking information and statements in this news release are made as of the date hereof and Coastal.com expressly disclaims any intent or obligation to update such forward-looking information or statements, unless Coastal.com specifically states otherwise or as required by applicable law.

For a complete discussion of the assumptions, risks and uncertainties related to Coastal.com’s business, you are encouraged to review Coastal.com’s filings with the Canadian securities regulatory authorities filed on SEDAR at http://www.sedar.com.